VF 12-4-02

CM

02054625

SECURI[...] ...MISSION
...ashington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED DEC - 2 2002 WASH, D.C. 154

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC FILE NUMBER
8- 20461

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/01 (MM/DD/YY) AND ENDING 09/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DONALD STANTON DALY dba STAN DALY FINANCIAL SERVICE

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

215 W. HIGHLAND VIEW DRIVE
(No. and Street)

BOISE	IDAHO	83702
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DONALD STANTON DALY (208) 345-0721
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TRAVIS-JEFFRIES, P.A.
(Name – *if individual, state last, first, middle name*)

1177 WEST STATE STREET	BOISE,	IDAHO	83702
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P DEC 0 5 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DD 12/17

OATH OR AFFIRMATION

I, DONALD STANTON DALY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STAN DALY FINANCIAL SERVICE, as of SEPTEMBER 30, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RENA D. LaVOIE
NOTARY
PUBLIC
STATE OF IDAHO

Donald Stanton Daly
Signature

owner
Title

Rena D LaVoie
Notary Public 5-28-05

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
x (o) Independent Auditor's Report on Internal Control Structure

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

x (p) A reconciliation, including appropriate explanations, of the audited compilation of Net Capital and the Broker-Dealer's corresponding unaudited form X-17a-5, Part II, as required by SEC Rule 17a-5(d)(4)

Travis-Jeffries, P.A.
Certified Public Accountants

John C. Travis, CPA
Larry A. Jeffries, CPA
Lucinda L. Reinke, CPA

DONALD STANTON DALY
dba STAN DALY FINANCIAL SERVICE

ANNUAL AUDITED REPORT

SEPTEMBER 30, 2002

Travis-Jeffries, P.A.
Certified Public Accountants

TABLE OF CONTENTS

Travis-Jeffries, P.A.
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

Donald Stanton Daly dba
Stan Daly Financial Service
Boise, Idaho

We have audited the accompanying statement of financial condition of Donald Stanton Daly dba Stan Daly Financial Service as of September 30, 2002, and the related statements of income, changes in owners' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Donald Stanton Daly dba Stan Daly Financial Service, as of September 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Focus Report is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Travis-Jeffries, P.A.

Boise, Idaho
November 12, 2002

DONALD STANTON DALY
dba STAN DALY FINANCIAL SERVICE

STATEMENT OF FINANCIAL CONDITION

September 30, 2002

ASSETS

CURRENT ASSETS	
Cash in bank - U.S. Bank	$ 3,615
Investments	677,268
Total Current Assets	680,883
FIXED ASSETS	
Furniture and equipment (less accumulated depreciation of $1,044)	833
Total Assets	$ 681,716

LIABILITIES AND OWNER'S EQUITY

LIABILITIES	
Loan payable - U.S. Bank	$ 55,136
OWNER'S EQUITY	626,580
Total Liabilities and Owner's Equity	$ 681,716

See notes to financial statements.

DONALD STANTON DALY
dba STAN DALY FINANCIAL SERVICE

STATEMENT OF INCOME

For the Year Ended September 30, 2002

INCOME	
Commissions	$ 3,009
Interest and dividend income	17,235
Net investment loss	(299,734)
Total Income	(279,490)
OPERATING EXPENSES	
Audit fees	1,350
SIPC assessment	150
Licenses	501
Office expense	537
Interest	3,786
Depreciation	1,189
Total Operating Expenses	7,513
Net Loss	$ (287,003)

See notes to financial statements.

DONALD STANTON DALY
dba STAN DALY FINANCIAL SERVICE

STATEMENT OF CHANGES IN OWNER'S EQUITY

For the Year Ended September 30, 2002

OWNER'S EQUITY, Beginning of Year	$ 1,084,276
Owner withdrawals - cash	(22,253)
Owner withdrawals - stock	(148,440)
Net loss for year	(287,003)
OWNER'S EQUITY, End of Year	$ 626,580

See notes to financial statements.

DONALD STANTON DALY
dba STAN DALY FINANCIAL SERVICE

STATEMENT OF CASH FLOWS

For the Year Ended September 30, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (287,003)
Adjustments to reconcile net income to net cash provided by operating activities:	
Interest accrued on loans	3,786
Depreciation	1,189
Unrealized loss on investments	299,734
Net Cash Provided By Operating Activities	17,706
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of investments	(2,720)
Redemption of money market account	22,735
Purchase of computer	(877)
Net Cash Provided By Investing Activities	19,138
CASH FLOWS FROM FINANCING ACTIVITIES	
Loan proceeds	14,000
Repayment of loan	(33,693)
Owner withdrawals - cash	(22,253)
Net Cash Used By Financing Activities	(41,946)
Net Increase in Cash	(5,102)
CASH, Beginning of Year	8,717
CASH, End of Year	$ 3,615

See notes to financial statements.

DONALD STANTON DALY
dba STAN DALY FINANCIAL SERVICE

NOTES TO FINANCIAL STATEMENTS

September 30, 2002

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Entity:

Donald Stanton Daly doing business as Stan Daly Financial Service is a sole proprietorship organized to provide financial services to clients. The financial statements include those assets used in the proprietorship as well as the proprietor's personal investment account.

Cash:

For purposes of the financial statements and the statement of cash flows, cash includes only cash in demand deposit bank accounts.

Investments:

Investments are recorded at fair market value. The change in market value is recorded as income or expense.

Fixed Assets:

Fixed assets are recorded at cost and depreciated using the straight-line method over their estimated useful lives, which is five years.

Income Taxes:

The Proprietorship has no provision for income taxes since it is not a taxpaying entity. All items of income and expense are reported on the proprietor's individual income tax return.

Use of Estimates:

The Proprietorship uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses.

DONALD STANTON DALY
dba STAN DALY FINANCIAL SERVICE

NOTES TO FINANCIAL STATEMENTS (Continued)

September 30, 2002

NOTE B - INFORMATION REQUIRED BY THE NATIONAL ASSOCIATION OF SECURITY DEALERS, INC.

(a) As of September 30, 2002, the ratio of aggregate indebtedness to net capital was 12.23% against the allowable maximum of 1500%.

(b) Computed in accordance with Rule 15c3-1 of the Securities Exchange Act of 1934, the firm's net capital was $450,725, compared to a required minimum net capital of $100,000.

(c) The firm claims an exemption from the requirements of Rule 15c3-3 of the Securities Exchange Act of 1934 under Section (k)(2)(B) of the Act.

(d) A copy of the September 30, 2002, annual audited report pursuant to Securities and Exchange Commission Rule 17a-5 is available for examination at the firm's office and at the Pacific Regional Office of the Securities and Exchange Commission.

NOTE C - No material differences existed between the Owner's Equity, as shown on the basic financial statements, and the Computation of Net Capital as shown on Form X-17a-5, Part IIA.

NOTE D - No material inadequacies were found to exist in the records supporting the basic financial statements or the supplementary information.

Travis-Jeffries, P.A.
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Donald Stanton Daly dba
Stan Daly Financial Service

In planning and performing our audit of the financial statements of Donald Stanton Daly dba Stan Daly Financial Service for the year ended September 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate

because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do no accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2002, to meet the SEC objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Travis-Jeffries, P.A.

Boise, Idaho
November 12, 2002

DONALD STANTON DALY
dba STAN DALY FINANCIAL SERVICE

STATEMENT REGARDING LIABILITIES

September 30, 2002

I, Donald Stanton Daly, doing business as Stan Daly Financial Service (a sole proprietorship) state and affirm that the liabilities which have not been incurred in the course of my business as broker or dealer do not exceed the assets not used in the business.

Donald Stanton Daly

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART II [11]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):
1) Rule 17a-5(a) [X] 16   2) Rule 17a-5(b) [ ] 17   3) Rule 17a-11 [ ] 18
4) Special request by designated examining authority [ ] 19   5) Other [ ] 26

NAME OF BROKER-DEALER: STAN DALY FINANCIAL SERVICE [13]

SEC FILE NO.: 8-20461 [14]

FIRM I.D. NO.: 519-24-5911 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

215 W. HIGHLAND VIEW DRIVE [20]
(No. and Street)

BOISE [21] IDAHO [22] 83702 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 10/01/01 [24]

AND ENDING (MM/DD/YY): 09/30/02 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DONALD STANTON DALY [30]

(Area Code) — Telephone No.

(208) 345-0721 [31]

NAMES OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: | OFFICIAL USE

[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITIED REPORT [X] 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements, and schedukes remain true, correct and complete as previously submitted.

Dated the 26th day of November 2002

Manual signatures of:

1) Donald Stanton Daly
Principal Executive Officer or Managing Partner

2) ______
Principal Financial Officer or Partner

3) ______
Principal Operations Officer or Partner

ATTENTION — Intentional misstatement or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

TRAVIS-JEFFRIES, P.A. 70

ADDRESS

1177 WEST STATE STREET 71	BOISE 72	IDAHO 73	83702 74
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant 75
- [ ] Public Accountant 76
- [ ] Accountant not resident in United States or any of its possessions 77

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
50	51	52	53			

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER STAN DALY FINANCIAL SERVICE | N 2 | 100

STATEMENT OF FINANCIAL CONDITION

as of (MM/DD/YY) 09/30/02 | 99
SEC FILE NO. 8-20461 | 98
Consolidated | 198
Unconsolidated | 199

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 3,615	200			$ 3,615	750
2. Cash segregated in compliance with federal and other regulations		210				760
3. Receivable from brokers or dealers and clearing organizations:						
A. Failed to deliver:						
1. Includable in "Formula for Reserve Requirements"		220				
2. Other		230				770
B. Securities borrowed:						
1. Includable in "Formula for Reserve Requirements"		240				
2. Other		250				780
C. Omnibus accounts:						
1. Includable in "Formula for Reserve Requirements"		260				
2. Other		270				790
D. Clearing organizations:						
1. Includable in "Formula for Reserve Requirements"		280				
2. Other		290				800
E. Other		300	$	550		810
4. Receivables from customers:						
A. Securities accounts:						
1. Cash and fully secured accounts		310				
2. Partly secured accounts		320		560		
3. Unsecured accounts				570		
B. Commodity accounts		330		580		
C. Allowance for doubtful accounts	( )	335	( )	590		820
5. Receivables from non-customers:						
A. Cash and fully secured accounts		340				
B. Partly secured and unsecured accounts		350		600		830
6. Securities purchased under agreements to resell		360		605		840
7. Securities and spot commodities owned, at market value:						
A. Bankers acceptances, certificates of deposit and commercial paper		370				
B. U.S. and Candaian government obligations		380				
C. State and municipal government obligations		390				
D. Corporate obligations		400				

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER STAN DALY FINANCIAL SERVICE as of 09/30/02

STATEMENT OF FINANCIAL CONDITION

ASSETS

		Allowable	Non-Allowable	Total
E. Stocks and warrants		$ [410]		
F. Options		[420]		
G. Arbitrage		[422]		
H. Other securities		677,268 [424]		
I. Sport commodities		[430]		$ 677,268 [850]
8. Securities owned not readily marketable:				
A. At Cost	$ [130]	[440]	$ [610]	[860]
9. Other investments not readily marketable:				
A. At Cost	$ [140]			
B. At estimated fair value		[450]	[620]	[870]
10. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:				
A. Exempted securities	$ [150]			
B. Other	$ [160]	[460]	[630]	[880]
11. Secured demand notes-market value of collateral:				
A. Exempted securities	$ [170]			
B. Other	$ [180]	[470]	[640]	[890]
12. Memberships in exchanges:				
A. Owned, at market value	$ [190]			
B. Owned at cost			[650]	
C. Contributed for use of company, at market value			[660]	[900]
13. Investment in and receivables from affiliates, subsidiaries and associated partnerships		[480]	[670]	[910]
14. Property, furniture, equipment, leasehold improvements and rights under lease agreements: At cost (net of accumulated depreciation and amortization)		[490]	[680]	[920]
15. Other Assets:				
A. Dividends and interest receivable		[500]	[690]	
B. Free shipments		[510]	[700]	
C. Loans and advances		[520]	[710]	
D. Miscellaneous		[530]	[720]	[930]
16. TOTAL ASSETS		$ 680,883 [540]	$ [740]	$ 680,883 [940]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER STAN DALY FINANCIAL SERVICE as of 09/30/02

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY (continued)

Liabilities	A.I. Liabilities*	Non-A.I. Liabilities*	Total
17. Bank loans payable:			
A. Includable in "Formula for Reserve Requirements"	$ [1030]	$ [1240]	$ [1460]
B. Other	[1040]	$ [1250]	$ [1470]
18. Securities sold under repurchase agrement		[1260]	[1480]
19. Payable to brokers or dealers and clearing organizations:			
A. Failed to receive:			
1. Includable in "Formula for Reserve Requirements"	[1050]	[1270]	[1490]
2. Other	[1060]	[1280]	[1500]
B. Securities loaned:			
1. Includable in "Formula for Reserve Requirements"	[1070]		21 [1510]
2. Other	16 [1080]	[1290]	[1520]
C. Omnibus accounts:			
1. Includable in "Formula for Reserve Requirements"	[1090]		[1530]
2. Other	[1095]	19 [1300]	[1540]
D. Clearing organizations:			
1. Includable in "Formula for Reserve Requirements"	[1100]		[1550]
2. Other	[1105]	[1310]	[1560]
E. Other:	[1110]	[1320]	[1570]
20. Payable to customers:			
A. Securities accounts-including free credits of 15 $ [950]	[1120]		22 [1580]
B. Commodities accounts	17 [1130]	[1330]	[1590]
21. Payable to non customers:			
A. Securities accounts	[1140]	[1340]	[1600]
B. Commodities accounts	[1150]	[1350]	[1610]
22. Securities sold not yet purchased at market value-including arbitrage of $ [960]		[1360]	[1620]
23. Accounts payable and accrued liabilities and expenses:			
A. Drafts payable	[1160]		[1630]
B. Accounts payable	[1170]		[1640]
C. Income taxes payable	[1180]		23 [1650]
D. Deferred income taxes		20 [1370]	[1660]
E. Acrued expenses and other liabilities	[1190]		[1670]
F. Other	18 [1200]	[1380]	[1680]

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER STAN DALY FINANCIAL SERVICE as of 09/30/02

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY (continued)

Liabilities	A.I. Liabilities*	Non-A.I. Liabilities*	Total
24. Notes and mortgages payable:			
A. Unsecured	$ [1210]		$ [1690]
B. Secured	25 55,136 [1211]	$ [1390]	55,136 [1700]
25. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders 24 $ [970]			
2. Includes equity subordination (15c3-1(d)) of $ [980]			
B. Securities borowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	27 [1730]
1. from outsiders $ [1000]			
2. Includes equity subordination (15c3-1(d)) of $ [1010]			
D. Exchange memberships contributed for use of company, at market value		26 [1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
26. TOTAL LIABILITIES	$ 55,136 [1230]	$ [1450]	$ 55,136 [1760]

Ownership Equity		Total
27. Sole Proprietorship		$ 625,747 [1770]
28. Partnership-limited partners	$ [1020]	$ [1780]
29. Corporation:		
A. Preferred stock		[1791]
B. Common stock		28 [1792]
C. Additional paid-in capital		[1793]
D. Retained earnings		[1794]
E. Total		[1795]
F. Less capital stock in treasury		( ) [1796]
30. TOTAL OWNERSHIP EQUITY		$ 625,747 [1800]
31. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 680,883 [1810]

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER STAN DALY FINANCIAL SERVICE as of 09/30/02

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Conditon - Item 1800				$ 625,747	3480
2.	Deduct Ownership equity not allowable for Net Capital				( )	3490
3.	Total ownership equity qualified for Net Capital				625,747	3500
4.	Add:					
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
	B. Other (deductions) or allowable credits (List)					3525
5.	Total capital and allowable subordinated liabilities				$ 625,747	3530
6.	Deductions and/or charges:					
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)		$	3540		
	1. Additional charges for customers' and non-customers' security accounts		$	3550		
	2. Additional charges for customers' and non-customers' commodity accounts			3560		
	B. Aged fail-to-deliver			3570		
	1. Number of items	3450				
	C. Aged short security differences-less reserve of	$ 3460		3580		
	number of items	3470				
	D. Secured demand note deficiency			3590		
	E. Commodity futures contracts and spot commodities - proproetary capital charges			3600		
	F. Other deductions and/or charges			3610		
	G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)			3615		
	H. Total deductions and/or charges				( )	3620
7.	Other additions and/or allowable credits (List)					3630
8.	Net capital before haircuts on securities positions				$ 625,747	3640
9.	Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)):					
	A. Contractual securities committments		$	3660		
	B. Subordinated securities borrowings			3670		
	C. Trading and investment securities:					
	1. Bankers' acceptances, certificates of deposit and commercial paper			3680		
	2. U.S. and Canadian government obligations			3690		
	3. State and municipal government obligations			3700		
	4. Corporate obligations			3710		
	5. Stocks and warrants			3720		
	6. Options			3730		
	7. Arbitrage			3732		
	8. Other securities		101,590	3734		
	D. Undue Concentration		73,432	3650		
	E. Other (List)			3736	(175,022)	3740
10.	Net Capital				$ 450,725	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER as of 09/30/02

STAN DALY FINANCIAL SERVICE

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$	3,675	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	100,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	100,000	3760
14. Excess net capital (line 10 less 13)	$	350,725	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	35 $	445,211	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	55,136	3790
17. Add:						
A. Drafts for immediate credit	34 $		3800			
B. Market value of securities borrowed for which no equivilent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))				$		3838
19. Total aggregate indebtedness				$	55,136	3840
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)				%	12.23%	3850
21. Percentage of aggregate indebtedness to net capital *after* anticipated capital withdrawals (line 19 ÷ by line 10 less Item 4880 page 25)				%		3853

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debt items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	36 $	N/A	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line17 page 8)	%		3851
27. Percentage of Net Capital, *after* anticipated capital withdrawals, to Aggregate Debits (line 10 less item 4880 page 11 ÷ by line 17 page 8)	%		3854
28. Net capital in excess of the greater of:			
A. 5% of combines aggregate debit items or $120,000	$		3920

OTHER RATIOS

Part C

29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	%		3860
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital	%		3852

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agrements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

PART II - FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

BROKER OR DEALER	
STAN DALY FINANCIAL SERVICE	For the period (MMDDYY) from 10/01/01 [3932] to 09/30/02 [3933]
	Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

Item				Amount	Code
REVENUE					
1. Commissions:					
a. Commissions on transactions in listed equity securities executed on an exchange			$		3935
b. Commissions on transactions in exchange listed equity securities executed over-the-counter					3937
c. Commissions on listed option transactions					3938
d. All other securities commissions					3939
e. Total securities commissions			40		3940
2. Gains or losses on firm securities trading accounts					
a. From market making in over-the-counter equity securities					3941
1. Includes gains or (losses) OTC market making in exchange listed equity securities		3943			
b. From trading in debt securities					3944
c. From market making in options on a national securities exchange					3945
d. From all other trading					3949
e. Total gains or (losses)					3950
3. Gains or losses on firm securities investment accounts					
a. Includes realized gains (losses)		4235			
b. Includes unrealized gains (losses)	(299,734)	4236			
c. Total realized and unrealized gains (loses)			41	(299,734)	3952
4. Profits or (losses) from underwriting and selling groups					3955
a. Includes underwriting income from corporate equity securities		4237			
5. Margin interest					3960
6. Revenue from sale of investment company shares					3970
7. Fees for account supervision, investment advisory and administrative services				3,009	3975
8. Revenue from research services					3980
9. Commodities revenue					3990
10. Other revenue related to securities business			42		3985
11. Other revenue				17,235	3995
12. Total revenue			$	(279,490)	4030
EXPENSES					
13. Registered representative's compensation			$		4110
14. Clerical and administrative employees' expenses					4040
15. Salaries and other employment costs for general partners, and voting stockholder officers					4120
a. Includes interest credited to General and Limited Partners capital accounts		4130			
16. Floor brokerage paid to certain brokers (see definition)					4055
17. Commissions and clearance paid to all other brokers (see definition)			43		4145
18. Clearance paid to non-brokers (see definition)					4135
19. Communications					4060
20. Occupancy and equipment costs					4080
21. Promotional costs					4150
22. Interest expense				3,786	4075
a. Includes interest on accounts subject to subordination agreements		4070			
23. Losses in error account and bad debts					4170
24. Data processing costs (including service bureau service charges)			44		4186
25. Non-recurring charges					4190
26. Regulatory fees and expenses					4195
27. Other expenses				3,414	4100
28. Total expenses			$	7,200	4200
NET INCOME					
29. Income (loss) before Federal income taxes and items below (Item 12 less Item 28)				(286,690)	4210
30. Provision for Federal income taxes (for parent only)					4220
31. Equity in earnings (losses) of unconsolidated subsidiaries not included above			45		4222
a. After Federal income taxes of	39	4238			
32. Extraordinary gains (losses)					4224
a. After Federal income taxes of		4239			
33. Cumulative effect of changes in accounting principles					4225
34. Net income (loss) after Federal income taxes and extraordinary items			$	(286,690)	4230
MONTHLY INCOME					
35. Income (current month only) before provision for Federal income taxes and extraordinary items			$	700	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER STAN DALY FINANCIAL SERVICE as of 09/30/02

COMPUTATION FOR DETERMINATION OF RESERVE REQUIRTEMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3
(See Rule 15c3-3, Exhibit A and Related Notes)

CREDIT BALANCES

1. Free credit balances and other credit balancesin customers' security accounts (see Note A, Exhibit A, Rule 15c3-3) ▾46	$ [4340]		
2. Monies borrowed collateralized by securities carried for the accounts of customers (see Note B)	[4350]		
3. Monies payable against customers' securities loaned (see Note C)	[4360]		
4. Customers' securities failed to receive (see Note D)	[4370]		
5. Credit balances in firm accounts which are attributable to principal sales to customers	[4380]		
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days	[4390]		
7. **Market value of short security count differences over 30 calendar days old	[4400]		
8. **Market value of short securities and credits (not to be offset by logs or by debits) in all suspense accounts over 30 calendar days ▾47	[4410]		
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agnet or the issuer during the 40 days	[4420]		
10. Other (List)	[4425]		
11. TOTAL CREDITS		$	[4430]

DEBIT BALANCES

12. **Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	$ [4440]		
13. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	[4450]		
14. Failed to deliver of customers' securities not older than 30 calendar days	[4460]		
15. Margin required and on deposit with Options Clearing Corporation for all option contracts written or purchased in customer accounts (see Note F)	[4465]		
16. Other (List) ▾48	[4469]		
17. **Aggregate debit items		$	[4470]
18. **Less 3% (for altemative method only–see Rule 15c3-1(f)(5)(i)		( )	[4471]
19. **TOTAL 14c3-3 DEBITS		$	[4472]

RESERVE COMPUTATION

20. Excess of total debits over total credits (line 19 less line 11) ▾49	$	[4480]
21. Excess of total credits over total debits (line 11 less line 19)		[4490]
22. If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits		[4500]
23. Amount held on deposit in "Reserve Bank Account(s)," including value of qualified securities, at end of reporting period		[4510]
24. Amount of deposit (or withdrawal) including $ ______ [4515] value of qualified securities		[4520]
25. New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $ ______ [4525] value of qualified securities	$	[4530]
26. Date of deposit (MMDDYY)		[4540]

FREQUENCY OF COMPUTATION

27. Daily▾50 ______ [4332] Weekly ______ [4333] Monthly ______ [4334]

** In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER STAN DALY FINANCIAL SERVICE as of 09/30/02

COMPUTATION FOR DETERMINATION OF RESERVE REQUIRTEMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3 (continued)

EXEMPTIVE PROVISIONS

28. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check only one):

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 ...... 52 $		4550
B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained		4560
C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 51 U. S. BANCORP, PIPER JAFFRAY 4335	X	4570
D. (k)(3) — Exempted by order of the Commission		4580

Information for Possession or Control Requirements Under Rule 15c3-3

State the market valuation and number of otems of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possesion or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frame specified under Rul 15c3-3. Notes A and B ...... $		4586
A. Number of items		4587
2. Customers' fully paid securities and excess margin securities for which instructions to reduce possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C and D ...... $		4588
A. Number of items 53		4589
		OMIT PENNIES

3. The system and procedures utilitzed in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 ...... Yes ______ 4584 No ______ 4585

NOTES

A—Do not include in item one customers' fully paid and excess margin securities required by Rule 15c3-3 to be in possession or control but for which no action was required by the respondent as of the report date or required action was taken by respondent with the time frames specified under Rule 15c3-3.

B—State separately in response to items one and two whether the securities reported in response thereto were subsequently reduced to possession or control by the respondent.

C—Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D—Item two must be responded to only with report which is filed as of the date selected for the broker's or dealer's annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date, rather than with the remainder of this report. This information may be required on a more frequest basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER STAN DALY FINANCIAL SERVICE as of 09/30/02

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION

CUSTOMER'S REGULATED COMMODITY FUTURES ACCOUNTS

SEGREGATION REQUIREMENTS

1. Net ledger balance:		
A. Cash		7010
B. Securities (at market)		7020
2. Net unrealized profit (loss) in open futures contracts traded on a contract market		7030
3. Exchange traded options:		
A. Add: Market Value of an open option contracts purchased on a contract market		7032
B. Deduct: Market Value of an open option contracts granted (sold) on a contract market		7033
4. Net equity (deficit) (total of 1, 2 and 3)		7040
5. Add accounts liquidating to a deficit and accounts with debit balances with no open trades		7050
6. Amount required to be segregated (total of 5 and 4)		7060

FUNDS ON DEPOSIT IN SEGREGATION

7. Deposited in segregated funds bank accounts:		
A. Cash		7070
B. Securities representing investments of customers' fund (at market)		7080
C. Securities held in particular customers or option customers in lieu of cash (at market)		7090
8. Margin on deposits with clearing organizations of contract markets:		
A. Cash		7100
B. Securities representing investments of customers' fund (at market)		7110
C. Securities held in particular customers or option customers in lieu of cash (at market)		7120
9. Settlement due from (to) clearing organizations of contract markets		7130
10. Exchange traded options:		
A. Add: Unrealized receivables for option contracts purchased on contract markets		7132
B. Deduct: Unrealized obligations for option contracts granted (sold) on contract markets		7133
11. Net equities with other FCMs		7140
12. Segregated funds on hand:		
A. Cash		7150
B. Securities representing investments of customers' funds (at market)		7160
C. Securities held for particular customers in lieu of cash (at market)		7170
13. Total amount in segregation *total of 7 through 12)	$	7180
14. Excess (insufficiency) funds in segregation (13 minus 6)	$	7190

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER STAN DALY FINANCIAL SERVICE as of 09/30/02

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposal Withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
54	4600	4601	4602	$ 4603	4604	4605
55	4610	4611	4612	4613	4614	4615
56	4620	4621	4622	4623	4624	4625
57	4630	4631	4632	4633	4634	4635
58	4640	4641	4642	4643	4644	4645
59	4650	4651	4652	4653	4654	4655
60	4660	4661	4662	4663	4664	4665
61	4670	4671	4672	4673	4674	4675
62	4680	4681	4682	4683	4684	4685
63	4690	4691	4692	4693	4694	4695

Total $ 64 4699*

OMIT PENNIES

* To agree with the total on Recap (Item No. 4880)

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
Capital Withdrawals
PART II

BROKER OR DEALER STAN DALY FINANCIAL SERVICE as of 09/30/02

RECAP

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

1. **Equity Capital**				
A. Partnership Capital:				
1. General Partners	65 $	4700		
2. Limited		4710		
3. Undistributed Profits		4720		
4. Other (describe below)		4730		
5. Sole Proprietorship		4735		
B. Corporation Capital:				
1. Common Stock		4740		
2. Preferred Stock		4750		
3. Retained Earnings (Dividends and Other)	66	4760		
4. Other (describe below)		4770		
2. **Subordinated Liabilities**				
A. Secured Demand Notes		4780		
B. Cash Subordinates		4790		
C. Debentures		4800		
D. Other (describe below)		4810		
3. **Other Anticipated Withdrawals**				
A. Bonuses		4820		
B. Voluntary Contributions to Pension or Profit Sharing Plans	67	4860		
C. Other (describe below)		4870		
Total			$	4880

4. **Description of Other**

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$	1,083,130	4240
A. Net income (loss)				(286,690)	4250
B. Additions (includes non-conforming capital of	$	4263	68		4260
C. Deductions (includes non-conforming capital of	$	4272		170,693	4270
2. Balance, end of period (From Item 1800)			$	625,747	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	N/A	4300
A. Increases			4310
B. Decreases		( )	4320
4. Balance, end of period (From Item 3520)	$		4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER STAN DALY FINANCIAL SERVICE as of 09/30/02

FINANCIAL AND OPERATIONAL DATA

		Valuation		Number	
1.	Month end total number of stock record breaks unresolved over three business days				
	A. breaks long	$	4890		4900
	B. breaks short	$	4910		4920
2.	Is the firm in compliance with Rule 17a-13 regarding periodic count and verification of securities positions and locations at least once in each calendar quarter? (Check one)	Yes	4930	No	4940
3.	Personnel employed at end of reporting period:				
	A. Income producing personnel				4950
	B. Non-income producing personnel (all other)				4960
	C. Total				4970
4.	Actual number of tickets executed during current month of reporting period				4980
5.	Nunber of corrected customer confirmations mailed after settlement date				4990

		No. of Items	Debit (Short Value)	No. of Items	Credit (Long Value)
6.	Money differences	5000	$ 5010	5020	$ 5030
7.	Security suspense accounts	5040	$ 5050	5060	$ 5070
8.	Security difference accounts	5080	$ 5090	5100	$ 5110
9.	Commodity suspense accounts	5120	$ 5130	5140	$ 5150
10.	Open transactions with correspondents, other brokers, clearing organizations, depositories and interoffice and inter-company accounts which could result in a charge — unresolved amounts over 30 calendar days	5160	$ 5170	5180	$ 5190
11.	Bank account reconcilliations — unresolved amounts over 30 calendar days	5200	$ 5210	5220	$ 5230
12.	Open transfers over 40 calendar days, not confirmed	5240	$ 5250	5260	$ 5270
13.	Transactions in reorganization accounts — over 60 calendar days	5280	$ 5290	5300	$ 5310
14.	Total	5320	$ 5330	5340	$ 5350

		No. of Items	Leger Amount	Market Value
15.	Failed to deliver 11 business days or longer (21 Business Days or longer in the case of Municipal Securities)	5360	$ 5361	5362
16.	Failed to receive 11 business days of longer (21 business Days or longer in the case of Municipal Securities)	5363	$ 5364	5365
17.	Security concentrations (See instructions in Part I):			
	A. Proprietary positions			$ 5370
	B. Customers' accounts under Rule 15c3-3			$ 5374
18.	Total of personal capital borrowings due within six months			$ 5378
19.	Maximum haircuts on underwriting commitments during the period			$ 5380
20.	Planned capital expenditures for business expansion during next six months			$ 5382
21.	Liabilities of other individuals or organizations guaranteed by respondent			$ 5384
22.	Lease and rentals payable within one year			$ 5386
23.	Aggregate lease and rental commitments payable for entire term of the lease			
	A. Gross			$ 5388
	B. Net			$ 5390

OMIT PENNIES

STAN DALY FINANCIAL SERVICE
Reconciliation as required by SEC Rule 17a-5(d)(4)
September 30, 2002

Line 1 Part II per unaudited report [3480]		**$625,747**
Furniture & equipment not included on unaudited report	1,877	
Accumulated depreciation on above furniture & equipment	(1,044)	
Net book value of furniture & equipment not included on unaudited report		833
Capital per attached Audited Financial Statements		**$626,580**

Statement of Changes in Ownership Equity

Balance, Beginning of period, Ownership equity

Line 1 Unaudited Report[4240]		**$1,083,130**
Furniture & equipment not included on unaudited report	4,278	
Accumulated depreciation on above furniture & equipment	(3,132)	
Net book value of furniture & equipment not included on unaudited report		1,146
Per attached Audited Financial Statements		**$1,084,276**